UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SRIVARU Holding Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G8403L102

(CUSIP Number)

Mohanraj Ramasamy

3541 Rocca Court,

Pleasanton, CA 94588

+17079710619

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8403L102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mohanraj Ramasamy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – These shares are issued as earnout shares in connection with the Business Combination
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Indian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 61,744,092
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 61,744,092
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,744,092
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.90%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G8403L102	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Mohanraj Ramasamy (the “Reporting Person”) filed Schedule 13D (this “Schedule 13d”) relates to the common stock (the “Common Stock”) of SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer” or “Registrant”), The address of the principal executive offices of the Issuer is 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655,Grand Cayman, KY1-1006,Cayman Islands; its telephone number is +1 (888) 227-8066.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Mohanraj Ramasamy (the “Reporting Person”).

(b) The principal business address for the Reporting Person is 3541 Rocca Court, Pleasanton, CA 94588.

(c) The principal occupation of the Reporting Person is serving as the Chief Executive Officer of SRIVARU Holding Limited, the business address of which is 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655, Grand Cayman, KY1-1006, Cayman Islands. On April 4, 2022, the Reporting Person entered into a letter agreement with the Issuer on Nov 8, 2023 in which the Issuer agreed to appoint the Reporting Person to continue as the Chief Executive Officer of Issuer, subject to certain onboarding procedures.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Reporting Person is a citizen of the India.

Item 3. Source or Amount of Funds or Other Consideration.

OO – These shares are issued as earnout shares in connection with the Business Combination

Item 4. Purpose of Transaction.

Shares were issued to Mohanraj Ramasamy as part of the Earnout Group (as defined in the Business Combination Agreement) in connection with the Business Combination.

Item 5. Interest in Securities of the Issuer.

Total Shares Beneficially Owned: 61,744,092 shares

Percentage of Class Owned: 13.9% of the outstanding shares of the issuer’s common stock

Sole Voting Power: 61,744,092 shares

Shared Voting Power: 00,000 shares

Sole Dispositive Power: 61,744,092 shares

Shared Dispositive Power: 00,000 shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the issuer.

Item 7. Material to Be Filed as Exhibits.

Registration Statement on Form F-1 (File No. 333-282316) (the “Registration Statement”)

CUSIP No. G8403L102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024

COMPANY NAME

/s/ Mohanraj Ramasamy
Mohanraj Ramasamy